

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2010

Deyu Agriculture Corp.
c/o Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 108
Carson City, Nevada 89701

> **Re: Deyu Agriculture Corp.**
> **Registration Statement on Form S-1**
> **Filed June 15, 2010**
> **File No. 333-167527**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

3.   Please provide an updated consent with your next amendment and continue to monitor your requirement to provide updated financial and related information.

Form S-1 Cover Page

4.   You indicate that you are registering 982,362 shares of common stock issuable upon the exercise of investor warrants and that one investor warrant issued pursuant to your private placement purchases up to 0.4 shares of common stock. You also state that you are registering 2,455,863 units (the total number of units offered in your private placement), which consists of one share of Series A Convertible Preferred Stock and one investor warrant. In view of this, it appears that you are registering a number of shares of common stock in excess of the number that results upon the exercise of the investor warrants. Please provide a basis for your disclosure or, in the alternative, revise your calculation of registration fee table and the associated number of shares of common stock offered throughout the registration statement and prospectus, as well as legal opinion filed as Exhibit 5.1.

Prospectus Cover Page

5.   Please provide the information required by Item 501(b)(3) of Regulation S-K.

6.   The page reference in your cross-reference to the section "Risk Factors" is incorrect. Please correct all page references throughout the document.

Table of Contents

7.   We note that many sections are not referenced in the table of contents. Please revise to include line items and the corresponding page numbers for each section and subsection of the prospectus as required by Item 502 of Regulation S-K.

Prospectus Summary, page 1

8.   We note references to limited liability companies and capital contributions in relation thereto in your introduction to the Prospectus Summary. Please revise to more clearly state the purpose of your discussion of limited liability companies and capital contributions and how such discussion relates to the parent company Deyu Agriculture Corp.

Risk Factors, page 3

9.   Please revise your risk factor subheadings so that, rather than merely stating a fact, they disclose the risk to you or an investor. In this regard, please note that you should eliminate risks that could apply to any issuer or any offering and that it is insufficient to

merely state that your business, operations or revenues may be adversely affected. Please refer to Item 503 of Regulation S-K.

Substantially all of our business, assets and operations are located in PRC, page 3

10.   Please expand this risk factor or include a separate risk factor that discusses the difficulty investors may find in trying to effect service of process or in enforcing any judgments against you, given that substantially all of your operations are located in China.

We may need to hire additional employees., page 6

11.   We note that this risk factor is duplicative of the risk factor beginning "Our success depends on our management team…" on page 3. Please revise your disclosure to remove any duplicative risk factors or other disclosure.

The transaction involves a reverse merger…, page 7

12.   We note your reference to your operating subsidiary and your disclosure under "Description of Business" on page 24 that your business is conducted through multiple operating subsidiaries. Please revise your disclosure to not limit this risk factor to one operating subsidiary and to clarify what you refer to as the "transaction."

Currency conversion could adversely…, page 8

Exchange rate volatility could…, page 8

13.   Please revise as necessary these risk factors as well as your other disclosure, including, without limitation, under "China Regulations Affecting Our Business" on page 10, to consider, as applicable, the recent pronouncements by the Chinese government relating to its policy regarding the valuation of China's currency.

China Regulations Affecting Our Business, page 10

14.   We note the use of "MOFCOM" and other acronyms or defined terms. Please revise your disclosure to define a term or acronym and, when doing so, the first time it is used. However, we note that you should avoid frequent reliance on defined terms as the primary means of explaining information in the prospectus. See Rule 421(b) of Regulation C.

Selling Stockholders, page 14

15.   You indicate in footnote 52 on page 20 that MJR Holdings, LLC has voting and dispositive over, and may be deemed the beneficial owner of, the shares held by Maxim Partners LLC. Please revise your disclosure to include the name of the natural persons

who have or share voting or investment power for Maxim Partners LLC, even if voting or investment power for it is controlled by an investment committee consisting of a large number of individuals who each have a vote to approve the exercise of such power and therefore no single person exclusively possesses the power to vote, acquire or dispose of the securities it holds. See *Compliance & Disclosure Interpretations*, Section 240.04, at *http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*.

Description of Securities to be Registered, page 22

16.   Please revise your disclosure to include references to, and descriptions of, relevant laws, including those of the State of Nevada, that affect the rights of your shareholders, including, without limitation, laws that affect the rights of your shareholders in respect of changes of control, mergers, sales of assets or other relevant corporation transactions as required by Item 202 of Regulation S-K.

Fully-Diluted Capitalization, page 23

17.   Please identify the persons or entities consisting of each stockholder group listed in your table.

Description of Business, page 24

18.   In your organization chart on page 24, please include the jurisdiction in which each of your subsidiaries is organized. In addition, please explain what you mean by "offshore" and "onshore."

19.   Please provide all of the information required by Item 101 of Regulation S-K, including, without limitation, a description of (i) your plan of operation for the remainder of the fiscal year, (ii) the competitive landscape in your business, (iii) the effect of seasonality on your business and (iv) the importance to your industry and the duration and effect of all patents, trademarks, licenses, franchises and concessions held, if any.

20.   Please revise your disclosure to provide support for or to disclose the external source of information where appropriate. For example, we note your chart relating to the world output of feed on page 27 does not provide a source for that information. As another example, please provide support for your statement on page 31 that the seeds produced by the Company are 50% larger than ordinary seeds.

Description of Property, page 34

21.   Please revise your disclosure to briefly state the location of your materially important physical properties as required by Item 102 of Regulation S-K.

22.   Please explain why your website states in the "Overview" section that you own or owned about 13.34 square kilometers of farmland, but your disclosure here does not mention this farmland. Please correct the website or filing, as appropriate, to clarify whether you own or owned any farmland. We note that your financial statements indicate that you lease property from the PRC government.

Market for Common Equity and Related Stockholder Matters, page 34

23.   You state here that you have not generated revenues, and you provide accumulated net losses to date. Clarify that the revenues and results of operations presented in your financial statements and discussed in your filing represent the financial results of the acquired company, City Zone Holdings Limited, which you determined to be the accounting acquirer in the reverse acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

General

24.   We believe the "Overview" section could be expanded to offer investors an introductory understanding of, to the extent known, the challenges and risks of which management is aware and to discuss any actions being taken to address the same. These challenges and risks could be related to how you earn revenue and income and generate cash. For example, while you experienced significant growth in sales volume between 2008 and 2009, please discuss whether future growth may be limited by your ability to contract with farmers who supply your preliminary products. As another example, please explain your use of sales discounts and why they increased from 2008 to 2009.   As another example, please discuss the reasons for the decrease in cash and cash equivalents from $2,562,501 to $275,520 and the increase in inventory from $8,233,760 to $14,086,418 from December 31, 2009 to March 31, 2010. For a more detailed discussion of what is expected in both this subheading and the Management Discussion and Analysis section in general, please refer to *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release No. 33-8350, at *http://www.sec.gov/rules/interp/33-8350.htm*.

25.   Please expand your discussion to address your prospects for the future. In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations, and liquidity and capital resources. For example, if material, please discuss the importance of the "export planned," as set forth in the chart on page 32.   See *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release

No. 33-8350, at *http://www.sec.gov/rules/interp/33-8350.htm* and Item 303 of Regulation S-K.

26.   Please remove the subsection titled "—Description of Business" on page 45 as it is duplicative of disclosure contained under "Description of Business" on page 24.

27.   Please provide a discussion of the impact of inflation and changing prices on your net sales and revenues and on income from continuing operations as required by Item 303(a)(3)(iv) of Regulation S-K.

28.   Please provide the basis for not including a description of the make good escrow account as described in the notes to your financial statements and your Current Report on Form 8-K filed on May 3, 2010. Please also describe how the rights provided for in this agreement affect your capitalization and any presentation in respect thereof.

Net Revenue, page 36

29.   Your chart at the top of page 37 discloses gross sales by product. Please revise to reconcile total gross sales that are disclosed in this chart to net sales that are reported in your financial statements. That is, please subtract the discounts applied to your sales that arrive at consolidated net sales.

Provision for Income Taxes, page 40

30.   We note your statement that your primary operating entities are subject to the EIT exemption. Please tell us the requirements for this exemption and whether in the future (if so, when) these operating entities may no longer qualify for the exemption according to Tax Pronouncement [2008] No. 149. We may have further comment.

Liquidity and Capital Resources, page 40

31.   Expand your disclosures here to discuss any material unused sources of liquid assets, material commitments for capital expenditures, the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to the requirements of Regulation S-K, Item 303. This information should also be provided in your discussion of the results of interim periods.

Directors, Executive Officers, Promoters and Control Persons, page 49

32.   Please revise your disclosure to provide the information required by Item 401 of Regulation S-K. For example, please provide information with respect to your recently appointed new officers as described in your Current Report on Form 8-K filed on June 23, 2010, as amended on July 6, 2010. As another example, please provide the business experience of Mr. Hao after November 2007. As another example, please discuss any

involvement in legal proceedings during the past ten rather than five years. In addition, we note that your current disclosure could be enhanced in regard to biographical disclosure and disclosure about board leadership structure and the role of your board in risk oversight. Please refer to *Proxy Disclosure Enhancements*, SEC Release No. 33-9089, at *http://sec.gov/rules/final/2009/33-9089.pdf* and Item 401 of Regulation S-K.

33.   Your disclosure as to the identity of your directors, and descriptions in respect thereof, is unclear. For example, we note your disclosure on page 51 that Messrs. Zhang and Ren are directors of the company. No information regarding these directors has been disclosed, however. Please revise your disclosure to provide the information required by Item 401 of Regulation S-K.

Director Independence and Board Committees, page 51

34.   Please provide all of the information required by Item 407(c) of Regulation S-K.

Principal Shareholders, page 52

35.   Please provide the information, including in the format, required by Item 403 of Regulation S-K. For example, please provide (i) the address of each non-management and non-director beneficial holder and (ii) the information required by Item 403(b) of Regulation S-K for your directors and officers as a group.

36.   You indicate that Expert Venture Limited owns 6,238,205 shares of your common stock and that Yam Sheung Kwok is the sole controlling person of Expert Venture Limited and that he owns all of the shares of Expert Venture Limited. You then indicate that all the shares of your common stock held by Expert Venture Limited are owned collectively by your management. Please revise to reconcile these two statements.

37.   We note your disclosure that your officers and/or directors, pursuant to a share transfer agreement, "will have an option…to purchase" from Mr. Kwok shares in Expert Venture Limited and, accordingly, will "indirectly…own and control" shares of your common stock. Please file the share transfer agreement. In addition, please revise to disclose the percentage of Deyu Agricultural Corp. that will be indirectly owned by each member of management.

Consolidated Financial Statements for the three months ended March 31, 2010 and 2009

Restructuring, page F-6

38.   Your disclosure states that you accounted for the acquisitions of Jinzhong Deyu, Jinzheng Yuliang and Jinzhong Yongcheng as a recapitalization with no adjustment to the historical basis of the assets and liabilities of these companies. Please explain how you determined that this transaction was a recapitalization as opposed to a business

combination that would be accounted for in accordance with FASB ASC Topic 805. Clarify whether the consideration transferred for the acquisitions was cash (or other assets) or equity.

Report of Independent Registered Public Accounting Firm, page F-22

39.   We note that your auditors are located in Diamond Bar, California and that your headquarters and operations are in the People's Republic of China. Please explain to us in sufficient detail the steps taken by your auditors to complete their audit of your business activities, including the associated assets and liabilities. As part of your response, tell us whether or not another auditing firm was involved in the audit of your operations, and, if so, tell us the name of the firm, the nature of the procedures they performed, and how your auditors considered AU Section 543.

Consolidated Financial Statements for the two years ended December 31, 2009, page F-21

General

40.   Please provide us with your analysis to demonstrate that segment reporting is not required pursuant to ASC Topic 280. Include in your analysis an explanation of whether each of your three operating subsidiaries is an operating segment and/or whether your grain division and corn division are each an operating segment, and, if so, how it is appropriate to aggregate your operating segments in accordance with the accounting literature.

41.   Please revise your balance sheet and statement of shareholders' equity so that the presentation of equity accounts is readily understandable and consistent between the two statements. In this respect, your statements of shareholders' equity appears to inappropriately combine common stock and paid-in capital for certain periods and your balance sheet appears to inappropriately distinguish between "Paid-in capital" and "Additional paid-in capital". Please explain how your shareholders equity has been properly retroactively restated to reflect the reverse acquisition.

42.   Please revise your consolidated statements of operations to disclose basic and diluted earnings per share pursuant to FASB ASC Topic 260.

Consolidated statements of cash flows, page F-26

43.   Explain to us what equities you acquired for $24.3 million and how you determined that it is appropriate to characterize this acquisition as an investing activity. Tell us whether cash or equity was received.

Note 2 – Summary of Significant Accounting Policies

44.   Your disclosure states, in part, that you evaluate the composition of your inventories at least quarterly to identify slow-moving inventories. Please explain in further detail the process that you employ to ascertain whether an inventory write-down is required for slow moving items. As part of your response, explain when you anticipate that inventory classified as finished goods as of December 31, 2009 and March 31, 2010 will be sold.

Revenue Recognition, page F-29

45.   We note that you offer your customers a right of return on your product sales. Please revise to disclose the material terms of the return rights offered to your customers. In addition, provide us with your analysis in accordance with FASB ASC Topic 605-15-25-1 which demonstrates that you are able to recognize revenue at the time of sale. As part of your response, tell us the amount of returns that you have received in the years ended December 31, 2009 and 2008 and the three months ended March 31, 2010. In addition, revise your critical accounting policies in your Management's Discussion and Analysis Discussion to disclose how you estimate returns and how accurate your estimates have been in the past.

Note 3 – Accounts Receivable, page F-31

46.   Please explain to us how you determined that no allowance for doubtful accounts was necessary at December 31, 2009, and March 31, 2010. In this regard, please tell us the aging of your accounts receivable at those dates.

Note 8 – Other Assets, page F-32

47.   Tell us whether you are amortizing the timber, timberland and farmland asset valued at $1.5 million and, if not, why not. Explain how you analyzed the fair value of this asset and how you anticipate receiving cash flows from it, especially given your disclosure that it is not for operating use or intended for sale. Also tell us whether this is the owned farmland that you describe on your website.

Exhibits and Financial Statement Schedules, page 56

48.   Please file as exhibits to your Registration Statement on Form S-1 those required by Item 601 of Regulation S-K. For example, we note that you have filed your Certificate of Amendment to your Certificate of Incorporation, but not your Articles of Incorporation or your By-Laws. Please also file your placement agreement with Maxim Group. In addition, please file all material agreements relating to your strategic partnerships with your large customers, such as your master agreement with Yihai Group. Please also file any agreements you have with Shangxi Agricultural University and Shangxi Agricultural Sciences Institute with respect to technology research. Finally, please file any

agreements relating to your priority use of 3 rail freight lines. Alternatively, tell us why these do not need to be filed.

Undertakings, page 57

49.   Please revise to make sure your undertakings are consistent with those and contain all that are required by Item 512 of Regulation S-K.

Signatures

50.   Please revise your signature page so that it is signed in accordance with the instructions provided on the form of Registration Statement on Form S-1. In particular, your registration statement should also be signed by your principal financial officer and at least a majority of your board of directors.

Exhibit 5.1

51.   The legal opinion you filed contains references to "ordinary shares," "convertible notes" and warrants (which do not clearly refer to the investor warrants and placement agent warrants). Please file an opinion that contains correct references, including in respect of the number of shares of common stock being offered. Also, please ensure that the opinion you file provides all the information required by Item 601(b)(5) of Regulation S-K, including that the shares will, when sold, be legally issued, fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen at 202-551-3864 or Christopher White at 202-551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal Mukerjee at 202-551-3340 or me at 202-551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Eric Stein, Esq.
        (732) 577-1188 (fax)